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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

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                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of February 2001


                        Commission File Number 000-27811
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                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
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             (Exact name of registrant as specified in its charter)


                                 Not Applicable
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                 (Translation of registrant's name into English)


                              Republic of Singapore
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                 (Jurisdiction of incorporation or organization)


                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F     X           Form 40-F
                                    ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No   X
                               ---                      ---

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS


1.   Other Events

     On February 14, 2001 in Singapore, the Company issued a press release as follows: "Chartered Details Plans for Singapore's First 300mm Facility".


2.   Exhibits

     99.1 Press release of the Company dated February 14, 2001.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.




Date: February 20, 2001



                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By:      /s/ CHIA SONG HWEE
                                                 -------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Senior Vice President,
                                                    Chief Financial Officer and
                                                    Chief Administration Officer

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                                  EXHIBIT INDEX

     99.1. Press release of the Company dated February 14, 2001.